UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41085

FRONTIER NUCLEAR AND MINERALS INC.
(Translation of registrant's name into English)

360 Main St., 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER NUCLEAR AND MINERALS INC.
(Registrant)

Date: August 26, 2026	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 26, 2026 - Frontier Nuclear and Minerals Announces 2026 Annual General Meeting Results

99.2	Scrutineer's Report dated August 25, 2026